



A₩ 3|11|2004

SECURIT **04004758** ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

FEB 2 7 2004

SEC FILE NUMBER

8- **51796**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/03_ AND ENDING _12/31/03_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

        Jersey Shore Trading Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

280 Highway 35 South, Ste 100

(No. and Street)

Red Bank   NJ   07701

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Helbock   732-212-1123

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bagell, Josephs & Company, L.L.C.

(Name – if individual, state last, first, middle name)

200 Haddonfield- Berlin Road Ste 400-403   Gibbsboro, NJ   08026

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___John Helbock_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Jersey Trading Group, Inc.
_____, as

of ___December 31_____, 20 _03___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in BRONX **County**
Commission Expires June 14, 2006

_____
Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERSEY SHORE TRADING GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003



CONTENTS

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828   Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Jersey Shore Trading Group, Inc.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of Jersey Shore Trading Group, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jersey Shore Trading Group, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, LLC.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 2, 2004

MEMBER OF: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

JERSEY SHORE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS

Deposits with clearing brokers	$ 598,654
Commissions receivable	177,698
Securities owned, at market	240,398
Security deposits	7,117
Fixed assets less accumulated depreciation of $27,963	23,137
TOTAL ASSETS	**$ 1,047,004**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 178,335
Securities sold, not yet purchased, at market	350,755
Total liabilities	529,090

COMMITMENTS AND CONTINGENCY

STOCKHOLDER'S EQUITY

Common stock, no par value - 25,000 shares authorized; 1,000 shares issued and outstanding	-
Additional paid-in capital	1,054,636
Accumulated deficit	(536,722)
Total stockholder's equity	517,914
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,047,004**

The accompanying notes are an integral part of these financial statements

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE

Trading income- net	$ 401,882
Commissions- net	840,854
Interest income	1,278
TOTAL REVENUES	1,244,014

EXPENSES

Officers' compensation	11,100
Employee compensation and benefits	196,280
Clearing, brokerage and related costs	387,556
Occupancy costs	79,367
Office	7,718
Professional fees	100,657
Other	37,592
Depreciation	7,310
Brokers commissions	534,038
Licenses and registration	30,025
TOTAL EXPENSES	1,391,643
NET LOSS	$ (147,629)

JERSEY SHORE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2003	1,000	$ -	$ 678,401	$ (389,093)	$ 289,308
Contributions			376,235		376,235
Net loss				(147,629)	(147,629)
Balances, December 31, 2003	1,000	$ -	$ 1,054,636	$ (536,722)	$ 517,914

The accompanying notes are an integral part of these financial statements

-6-

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(147,629)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	7,310
(Increase) Decrease in operating assets:	
Deposits with clearing broker, net	(284,344)
Commissions receivable	(159,670)
Securities deposits	9,480
Securities owned, at market	(158,929)
Other assets	2,496
Increase (Decrease) in operating liabilities:	
Accounts payable and accrued expenses	149,460
Securities sold, not yet purchased, at market	198,021
Total adjustments	(236,176)
Net cash used in operating activities	(383,805)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions	376,235
Net cash provided by financing activities	376,235
NET DECREASE IN CASH	(7,570)
CASH - BEGINNING OF YEAR	7,570
CASH - END OF YEAR	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BUSINESS

Jersey Shore Trading Group, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company, with the consent of its stockholder, has elected to be treated as an S corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the corporation but are reported on the income tax returns of the stockholder.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair valuate because, in general, the interest on the underlying instruments fluctuates with market rates.

NOTE 1.   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs is changed to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment. Depreciation expense was $7,310 for the year ended December 31, 2003.

NOTE 2.   **CLEARING AGREEMENT**

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

NOTE 3.   **REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company has regulatory net capital of approximately $385,636 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4.   <u>COMMITMENTS</u>

<u>CUSTOMER TRANSACTIONS</u>

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

<u>OPERATING LEASE</u>

The Company leases office space under a non-cancellable lease agreement that will expire in November 2004. Currently, the Company is paying $3,240 per month as a base rent. The minimum rentals for the next eleven months and in the is as follows:

For the Year Ending
December 31,
    2004 $ 35,640

Rent expense for the year ended December 31, 2003 was $42,801.

NOTE 5.   <u>MARKETABLE SECURITIES</u>

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2003, marketable securities were comprised of the following:

	Market Value	Percent of Total
Corporate securities	$ 240,398	100%

NOTE 6. **SECURITY DEPOSITS**

The Company has a security deposit with it's landlord in the amount of $7,117 as of December 31, 2003.

NOTE 7. **FIXED ASSET**

Fixed assets at December 31, 2003 are as follows:

Office equipment and furniture	$ 51,099
Accumulated depreciation	27,962
	$ 23,137

Depreciation expense was $7,310 for the year ended December 31, 2003.

NOTE 8. **PENSION PLAN**

The Company has a simple IRA Plan. This plan was inactive in 2003.

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Total stockholders' equity from statement of financial condition	$ 517,914
Less: Non-allowable assets:	
Fixed assets	(23,737)
Security deposits	(7,117)
Total non-allowable assets	(30,254)
Tentative net capital	487,660
Haircut valuations and undue concentration	(102,024)
NET CAPITAL	**$ 385,636**

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $178,335, pursuant to Rule 15c3-1	$ 11,894
Minimum dollar net capital requirements of reporting broker/dealer	$100,000
Net capital requirement	$100,000
EXCESS NET CAPITAL	**$285,636**

Computation of Aggregate Indebtedness

Accounts payable	$178,335
Total aggregated indebtedness	$178,335
Percentage of aggregate indebtedness to net capital%	46%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SUPPLEMENTAL SCHEDULE

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828   Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

Board of Directors
Jersey Shore Trading Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Jersey Shore Trading Group, Inc. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, LLC.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 2, 2004